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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of September, 2000
                                         ---------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY SUBSTANTIAL SHAREHOLDERS.
                                -------------------------------------

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AMVESCAP PLC
733388
IMMEDIATE RELEASE 22 SEPTEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN  TEL: 020 7454 3942


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS


1)        NAME OF COMPANY                             AMVESCAP PLC

2)        NAME OF SHAREHOLDER HAVING A               FMR CORP AND ITS DIRECT AND
          SUBSTANTIAL INTEREST                       INDIRECT SUBSIDIARIES AND
                                                     FIDELITY INTERNATIONAL
                                                     LIMITED AND ITS DIRECT
                                                     AND INDIRECT SUBSIDIARIES.

3)        Please state whether                       NOTIFICATION IS IN RESPECT
          notification indicates                     OF THE SHAREHOLDER NAMED
          that it is in respect of                   IN 2 ABOVE
          holding of the Shareholder
          named in 2 above or in
          respect of a non-beneficial
          interest or in the case of an
          individual holder if it is a
          holding of that person's
          spouse or children under the
          age of 18

4)        Name of the registered                         -
          holder(s) and, if more
          than one holder, the
          number of shares held
          by each of them:

5)        Number of shares/amount of                     -
          stock acquired:

6)        Percentage of issued Class:                    -

7)        Number of shares/amount of stock
          disposed:                                  307,167

8)        Percentage of issued Class:                0.044%

9)        Class of security:                         ORDINARY SHARES

10)       Date of transaction:                       NOT STATED

11)       Date company informed:                     22 SEPTEMBER 2000

12)       Total holding following this               20,007,124
          notification:

13)       Total percentage holding of issued         2.91%
          class following this notification:

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14)       Any additional information price                 -
          per share etc.

15)       Name of contact and telephone number           MICHAEL PERMAN
          for queries:                                   020 7454 3942

16)       Name and signature of authorised company       M. PERMAN
          official responsible for making this           AMVESCAP PLC
          notification:                                  COMPANY SECRETARY

17)       Date of Notification                           22 SEPTEMBER 2000





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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  22 September, 2000                By   /s/ MICHAEL S. PERMAN
      ------------------                     -------------------------
                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary